Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE ANNOUNCES NEW KUKLAMOO STRATEGIC RELATIONSHIP
Family deal portal secures partnership with KnotGenie Canada

Toronto, Ontario – Sept 12, 2012 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions is pleased to announce a new strategic partnership between its portfolio company, Kuklamoo.com (“Kuklamoo”) and KnotGenie.

Kuklamoo is a family information Web destination and national deal site.  Its goal is to provide young families with relevant, current, lifestyle information and access to specially curated, high-value deals with savings averaging between 30 and 90 percent.

KnotGenie is a unique grooming product that has received wide acclaim through regional and national media. It has been featured in US Weekly, on the Today Show with Hoda Kotb and Kourtney Kardashian and most recently on the Marilyn Denis show: http://www.marilyn.ca/mobile/segment.aspx?segid=37335.

The partnership is expected to expand to include other items that will be introduced under the KnotGenie banner in the near future.

"Knot Genie Canada is pleased to announce the long term partnership with Kuklamoo and Shops of Kuklamoo" said Ian Bain Vice President Sales and Marketing.  "Our first featured deal was the strongest promotional program offered to date in Canada. The Knot Genie will be a regular item on Shops of Kuklamoo and is available in all colours and sizes. Working with team at Kuklamoo has been a pleasure. The execution of the promotion was handled professionally and we look forward to developing this relationship."

“As we continue to grow Kuklamoo, it is important that we align ourselves with high quality partners and products ,” said Amit Monga, CEO of Northcore Technologies. "We believe that the  partnership with the team at KnotGenie is consistent with this goal. The family deal segment has been underserved and Kuklamoo will help remedy this problem. We will keep our Stakeholders apprised of our progress as we continue to build this exciting new property. "

The growth opportunity for a family focused daily commerce site is significant, with it currently representing only a small portion of the overall segment sales of over $3 billion dollars annually. The market has taken notice of this potential, with family focussed daily deal site Zulily recently

Northcore Announces New Kuklamoo Partnership

raising $43 million dollars at a pricing structure which values the company at over $700 million dollars.

For additional information please visit http://www.kuklamoo.com.

Northcore develops solutions to support the evolving needs of industry and provides comprehensive platforms for the management of capital equipment and the implementation of Social Commerce business models. These products are proven, effective and in use by some of the world’s most successful corporations.

Companies interested in effective software solutions should contact Northcore at 416-640-0400 or 1-888-287-7467, extension 395 or via email at Sales@northcore.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle. Northcore's portfolio companies include Envision Online Media inc. a Microsoft Partner and specialist in the delivery of content management solutions and Kuklamoo.com, a family destination and deal site.

Northcore has earned the trust and loyalty of customers from a wide range of organizations across many different industry sectors.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

For more information, visit northcore.com

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause

Northcore Announces New Kuklamoo Partnership

actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com